02060776

REDCORP

FILE No. 82-1824

SUPPL

NEWS RELEASE

December 13, 2002 News Release 02-12

Tulsequah Project Awarded Project Approval Certificate

Redcorp Ventures Ltd. is pleased to announce that the Province of British Columbia has today granted Redcorp's wholly owned subsidiary, Redfern Resources Ltd, a Project Approval Certificate for Redfern's 100% owned Tulsequah Project.

Redfern proposes to re-open the Tulsequah Chief mine, an underground gold-silver-copper-zinc mine that operated in northwest BC in the 1950's. Redfern commenced re-exploration and feasibility assessment of the mine in the early 1980's, and has since spent almost $30 million to define the deposit and design an environmentally responsible re-development plan meeting the stringent environmental standards for mining in British Columbia.

The Tulsequah Project incorporates a previously reported reserve estimate of 7.6 million tonnes grading 6.63% zinc, 1.31% copper, 1.24% lead, 105.20 g/tonne silver and 2.51 g/tonne gold. This reserve was estimated in compliance with the former National Policy 2A standard at the time of the updated feasibility study in 1997. The feasibility study is based on a 2500 tonne/day underground mine, mill and flotation processing plant producing a gold-rich gravity concentrate as well as zinc, lead and copper concentrates. Estimated average annual payable metal output, at full production, is 98 million pounds of zinc, 22 million pounds of copper, 10 million pounds of lead, 58,000 ounces of gold and 2.3 million ounces of silver. The reserve contains a total of 610,000 ounces of gold and 25.5 million ounces of silver, or just less than 1 million ounces of gold-equivalent. This is in addition to the significant base metal content of the deposit.

The Tulsequah deposit remains open to expansion at depth and laterally. Excellent potential for the discovery of new deposits exists on the property within the favourable host rocks, which extend for over 10 kilometres. The property also includes another past producing mine, Big Bull, which has seen only limited exploration drilling since shutdown in 1956. No significant exploration drilling program has been conducted anywhere on the 150 km^2 property since the permitting process commenced in 1994.

With the Project Approval Certificate now in hand, Redfern intends to carry out a drill program designed to expand the current resource by targeting prospective extensions of the deposit, which remain open. Information from this work will be incorporated within an updated feasibility study, including a revision of the resource and reserve estimates to comply with the current NP 43-101 standards. In addition, work will be conducted in accordance with conditions of the Certificate to advance the design information and operating permits for mine construction and development. Redfern is investigating various avenues for funding the work, including discussions with potential partners.

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REDCORP VENTURES LTD.

Suite 710, 777 Hornby Street, Vancouver, B.C., Canada V6Z 1S4
Tel: 604 669 4775 ● Fax: 604 669 5330

REDCORP

The project initially received a Project Approval Certificate in March of 1998 after a 3.5 year environmental assessment review under the former NDP government. Subsequent litigation by the local Taku River Tlingit First Nation resulted in a decision by the BC Supreme Court to quash the Certificate on the basis of deemed procedural errors. The BC Court of Appeal later determined that there had been no procedural errors and ordered the project remitted once again to the BC government for decision on a new Certificate, including consideration of the potential for impacts to the asserted rights and title of the First Nation.

In reaching their decision today, the Ministers have specifically identified in the Ministers' Reasons for Decision and the Certificate their consideration of the Tlingits' concerns and have concluded that the Project can be constructed, operated and closed in a manner which minimizes impacts on the environment and accommodates the concerns and asserted rights of the Tlingits.

Development of the Tulsequah Chief Mine will bring an estimated $150 million of capital investment, 260 direct high-paying jobs, and an estimated 550 indirect and induced jobs to a region of the province which has endured many years of high unemployment and a severely depressed economy.

ON BEHALF OF THE BOARDS OF DIRECTORS OF REDCORP VENTURES LTD. AND REDFERN RESOURCES LTD.

Per: "Terence Chandler"
Terence Chandler, President
Redcorp Ventures Ltd.
Redfern Resources Ltd.

REDCORP VENTURES LTD.

Suite 710, 777 Hornby Street, Vancouver, B.C., Canada V6Z 1S4
Tel: 604 669 4775 ● Fax: 604 669 5330